UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-10898

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Travelers 401(k) Savings Plan

385 Washington Street

St. Paul, MN 55102

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Travelers Companies, Inc.

485 Lexington Avenue

New York, NY 10017

REQUIRED INFORMATION

The Travelers 401(k) Savings Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

*  Schedules required by Form 5500, which are not applicable, have not been included.

Independent Auditors’ Report

The Plan Administrative Committee and Plan Participants of

The Travelers 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Travelers 401(k) Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Travelers 401(k) Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s administrator.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Minneapolis, Minnesota
June 19, 2014

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

At December 31,	2013	2012

Assets
Investments, at fair value:
Mutual funds	$2,533,460	$2,030,216
Collective/common trust funds	942,828	711,974
Fully benefit-responsive investment contracts with financial institutions	622,355	651,527
Common stock	428,278	368,391
Fidelity BrokerageLink investments	108,117	84,329
Short-term investments	34,789	29,789
Wrapper contract	—	116
Total investments, at fair value	4,669,827	3,876,342

Receivables:
Employer contributions	98,061	92,324
Notes receivable from participants	85,751	78,893
Investments sold but not delivered	902	810
Total receivables	184,714	172,027

Cash	22	37
Total assets	4,854,563	4,048,406

Liabilities
Accrued expenses	809	688
Investments purchased but not delivered	1,212	—
Other payables	3,748	3,910
Total liabilities	5,769	4,598

Net assets available for benefits, before adjustment to contract value	4,848,794	4,043,808
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,066)	(15,575)
Net assets available for benefits	$4,842,728	$4,028,233

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

For the year ended December 31,	2013	2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$687,120	$332,724
Mutual fund dividends	78,908	53,901
Interest	11,466	13,642
Common dividends	10,317	10,283
Preferred dividends	22	28
Total investment income	787,833	410,578

Contributions:
Employee	205,767	196,301
Employer	98,061	92,324
Rollover	26,849	23,697
Total contributions	330,677	312,322

Total additions, net	1,118,510	722,900

Deductions from net assets attributable to:
Paid to participants in cash	293,292	255,502
Common stock distributed at fair value	6,889	6,976
Administrative expenses	3,834	3,089
Total deductions	304,015	265,567

Net increase	814,495	457,333

Net assets available for benefits:
Beginning of year	4,028,233	3,570,900
End of year	$4,842,728	$4,028,233

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

1.                       DESCRIPTION OF THE PLAN

The following brief description of The Travelers 401(k) Savings Plan (the Plan) is provided for general information purposes.  Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which provides retirement and other benefits to eligible employees of participating companies.  The Travelers Companies, Inc. (TRV) and participating affiliated employers (collectively, the Company) currently participate in the Plan.  The Company has appointed the Administrative Committee as the delegated authority for administrative matters involving the Plan and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds).  Fidelity Management Trust Company (FMTC) is the trustee for the trust maintained in connection with the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participation

All U.S. employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment, subject to limited exclusions.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 75% of their eligible compensation (as defined by the Plan) into the Plan subject to statutory limitations of $17,500 in 2013 and $17,000 in 2012.  A participant who is, or will be, age 50 or older by the end of the year, could make additional catch-up contributions of up to $5,500 in both 2013 and 2012. Employee contributions can be made pre-tax, after-tax through the Roth 401(k) or a combination of both up to the applicable limit. Newly hired eligible employees are automatically enrolled at a 5% pre-tax contribution rate, if they do not affirmatively make an election not to participate, to participate at a different rate or to contribute on an after-tax Roth 401(k) basis.  Temporary status employees are eligible to participate in the Plan, however, they will not be automatically enrolled.

The Plan allows for rollover contributions to be made to the Plan by eligible participants.  These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts or annuities that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

Employer Contributions

The Company matched 100% of the Plan participant’s contributions, up to the first 5% of annual eligible pay, subject to a maximum annual match amount of $6,000 in 2013 and $5,000 in 2012.  The Company matching contribution is made once a year and is invested according to the participant’s current investment election for new contributions going into the Plan.  Employer contributions totaling $97,448,652 for plan year 2013 and $91,644,843 for plan year 2012 were made into the Plan in January 2014 and January 2013, respectively.  The matching contribution for the 2012 plan year included a special one-time contribution as described below.  Except for cases of retirement or termination due to disability or death, the matching contribution was made only to participants employed on the last working day of December.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

1.                       DESCRIPTION OF THE PLAN, Continued

In 2012, in addition to the Company matching contribution, the Company made a special one-time contribution to each employee affected by the transition to a new payroll period, equivalent to one week’s worth of Company match.  To be eligible for the special 2012 contribution, an employee must have been continuously employed by the Company from December 31, 2011 through January 1, 2013, and have eligible pay in 2012 of less than $100,000. The special 2012 contribution was equal to an employee’s average 401(k) deferral rate in 2012 (limited to a maximum of 5 percent) times the employee’s weekly salary rate as of December 31, 2012.  The total amount of the special 2012 contribution, combined with the regular matching contribution, was subject to the maximum annual Company match amount of $5,000.  The total special 2012 contribution of $1,030,852 was made in January 2013.

The Aetna Supplemental Company Contribution (the Supplemental Contribution) was established under the Travelers 401(k) Plan in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holdings Inc. (TIGHI) of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and The Standard Fire Insurance Company.  TIGHI is a wholly-owned subsidiary of Travelers Property Casualty Corporation which is a wholly-owned subsidiary of TRV.  The Supplemental Contribution provides a fixed annual contribution into the Plan for eligible employees (Aetna participants). The contribution amount for each Aetna participant is fixed for each year the employee remains actively employed with the Company.  In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked.  The Aetna participants are fully vested in this supplemental account. The Supplemental Contributions totaling $612,402 for plan year 2013 and $679,103 for plan year 2012 were made to the Plan in February 2014 and February 2013, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily among these funds.

Vesting

Participants are 100% vested in their contributions, the Supplemental Contribution and related earnings.  In general, Company matching contributions allocated to participants vest after three years of service.  Participants also become vested in full if they reach age 62 while employed, terminate employment due to a disability, die prior to termination of employment or while in qualified military service, or upon termination of the Plan.

Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant.  The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by the Company.  At December 31, 2013 and 2012, the forfeiture account totaled $3,068,102 and $2,840,340, respectively.  Forfeitures used totaled $2,553,419 and $3,096,594 for 2013 and 2012, respectively.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

1.                       DESCRIPTION OF THE PLAN, Continued

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.  FMTC will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely voted.   The Plan holds shares of Citigroup, Inc. (Citigroup) common stock as a result of a prior spin-off of the Travelers 401(k) Plan from a plan maintained by Citigroup and such shares are voted in the same manner as described above for Company shares.

Notes Receivable From Participants

Participants may request to receive a loan from the Plan subject to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested account balance or $50,000 minus the highest outstanding loan balance during the past 12 months.  Participants can only have two loans outstanding at any one time.  The interest rate established at the inception of a new loan is equal to the prime lending rate as reported by Reuters as of the last business day of the month prior to the month in which the loan originates, plus one percentage point.  Generally, loans are repaid by payroll deduction over a maximum period of five years (twenty years if the loan is designated as a primary residence loan).  A one-time set-up fee of $35 per loan is charged against the participant’s account.  In addition, ongoing quarterly loan maintenance fees of $3.75 per loan are charged against the participant’s account for each calendar quarter in which a balance on such loan is outstanding.  At December 31, 2013, there were 12,077 outstanding loans totaling $85,751,289.  At December 31, 2012, there were 11,625 outstanding loans totaling $78,892,752.

Distributions and withdrawals

Participants or beneficiaries may receive distributions from vested accounts under the Plan upon termination of employment, retirement, or death.  Distributions are made in the form of a lump-sum payment, or, if the vested account balance is greater than $5,000, participants may elect to have distributions made in full, partial or periodic installments. If a participant’s vested account balance following termination of employment is at least $1,000 but not more than $5,000 and the participant does not provide distribution instructions, the account will automatically be rolled over to a Fidelity IRA.

Participants are allowed to take in-service withdrawals from vested accounts after age 59½.  Prior to that age, withdrawals are allowed from selected accounts in the event of a defined financial hardship to satisfy the financial need.  Any hardship withdrawal prior to age 59½ from an account that holds 401(k) contributions is generally limited to the amount of 401(k) contributions made to such account, reduced by prior withdrawals from the account.  Withdrawals are also allowed for any reason from accounts funded by rollover contributions (defined above), as well as from certain after-tax accounts and predecessor accounts.  The after-tax accounts relate to employee after-tax contributions made under prior rules of the legacy plans (these are separate from Roth 401(k) contributions).  Other special withdrawal rights may apply to certain specified accounts or with respect to certain specified participants.

In-service withdrawals from accounts holding Roth 401(k) contributions are generally allowed under the same circumstances as withdrawals from accounts holding pre-tax 401(k) contributions, but Roth 401(k) contributions are generally withdrawn last.  The plan also provides for an in-plan Roth conversion option for participants who are otherwise eligible to receive in-service withdrawals of amounts other than Roth 401(k) contributions.  An in-plan Roth conversion permits the participant to pay income tax on pre-tax amounts and convert them to Roth status.  The predecessor accounts eligible for early withdrawal are accounts that were established in various legacy plans that require separate recordkeeping.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

1.                       DESCRIPTION OF THE PLAN, Continued

To the extent an account is invested in Company or Citigroup common shares, a withdrawal or distribution can be in the form of Company or Citigroup common shares, respectively, or cash.  Any hardship withdrawal prior to age 59½ is in the form of cash.

Fidelity BrokerageLink Investments Fees

The Fidelity BrokerageLink investment option allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities, mortgage-backed securities and other financial instruments. While there are no BrokerageLink annual account fees charged to participants, the investment options available through BrokerageLink have associated fees.

Administrative Expenses

Administrative expenses of the Plan are paid by the participants of the Plan to the extent not paid by the Company and allowable by the Plan.

2.                       SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Plan financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP).

Plan investments are stated at fair value as of December 31, 2013 and 2012 (see Note 4), except for short-term money market investments that are valued at cost plus accrued interest, which approximates their fair value. Purchases and sales of securities are recorded on a trade-date basis.

With respect to the Plan’s fully benefit-responsive investment contracts, the investment section of the Statements of Net Assets Available for Benefits includes the fair value of such contracts (based on the fair value of the underlying investments), as well as the fair value of the related wrapper contract.  The Statements of Net Assets Available for Benefits also includes an adjustment to mark the fair value of the investment contracts to contract value.  The contract value of fully benefit-responsive investment contracts is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes receivable from participants are valued at their outstanding balances.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, changes in the values of

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

2.                       SIGNIFICANT ACCOUNTING POLICIES, Continued

investment securities will occur in the near term that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company’s common stock fund.  At December 31, 2013 and 2012, approximately 8% and 9% of the Plan’s total assets, respectively, were invested in the common stock of the Company.  The underlying values of the Company common stock are entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

Income Recognition

Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Payment of Benefits

Benefit payments are recorded when paid.

3.                       INVESTMENTS

The following table presents investments that individually represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012 (dollars in thousands):

At December 31,	2013	2012

Investments at Quoted Fair Value
Vanguard Institutional Index Fund — Plus Class, 3,538,506 and 3,498,600 shares, respectively	$598,998	$456,672
The Travelers Companies, Inc., 4,540,196 and 4,923,578 common shares, respectively	411,069	353,611
JP Morgan Large Cap Growth Fund — Class R6, 10,072,030 and 10,857,023 shares, respectively	322,406	261,546
SSgA World ex. U.S. Index Non-Lending Series Fund — Class C, 17,361,102 and 16,534,293 shares, respectively	257,500	203,752
Vanguard Total Bond Market Index Fund — Institutional Plus Class, 24,186,725 and 23,685,579 shares, respectively	255,412	262,673

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

3.                       INVESTMENTS, Continued

Net Appreciation in the Fair Value of Investments

Net appreciation in the fair value of investments as set forth in the table below, includes gains/(losses) on investments bought/sold during the year as well as unrealized appreciation/(depreciation) on investments held at year-end (in thousands).

For the year ended December 31,	2013	2012

Mutual funds	$438,629	$169,341
Collective/common trust funds	142,965	87,412
Common stock	94,172	70,979
Fidelity BrokerageLink investments	11,354	4,992
Net appreciation in fair value of investments	$687,120	$332,724

4.                       FAIR VALUE MEASUREMENTS

The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance.  The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable.  In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions.  The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety.  The three levels of the hierarchy are as follows:

•                  Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•                  Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

•                  Level 3 - Valuations based on models where significant inputs are not observable.  The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use.

Valuation of Investments Reported at Fair Value in Financial Statements

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated, willing parties, i.e., not in a forced transaction.  The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction.  Additionally, the valuation of investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

4.                       FAIR VALUE MEASUREMENTS, Continued

For investments that have quoted market prices in active markets, the Plan uses the unadjusted quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy.  The Plan receives the quoted market prices from a third party, nationally recognized pricing service (pricing service).  When quoted market prices are unavailable, the Plan utilizes a pricing service which provides a bid price that the Plan uses to determine an estimate of fair value.  The fair value estimates provided from this pricing service are included in the amount disclosed in Level 2 of the hierarchy.  If quoted market prices and an estimate from a pricing service are unavailable, the Plan produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3.

Plan investments are stated at fair value as of December 31, 2013 and 2012, except for short-term investments that are valued at cost plus accrued interest, which approximates their fair value and are included in Level 1.

Mutual funds are valued at their quoted net asset value.  The Plan receives prices daily at the close of trading from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.

The unit interests in the collective/common trust funds are valued at the net asset value per unit as reported by the sponsor of the collective/common trust funds derived from the exchange where the underlying securities are primarily traded and are redeemable daily. The Plan includes the fair value estimates of these securities in Level 2.

Fully benefit-responsive investment contracts with financial institutions consist of synthetic guaranteed investment contracts (Synthetic GICs) which are reported at fair value.  Synthetic GICs are valued at the fair value of the underlying assets of the master trust derived from the exchange where the securities are primarily traded. The Plan includes the fair value estimates of the Synthetic GICs in Level 2. The fair value of the wrapper contracts associated with the Synthetic GICs are based on the wrap contract fees provided by insurance companies and are disclosed in Level 3 due to the significant inputs being unobservable. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Common stocks traded on national securities exchanges are valued at their closing market prices.

The Fidelity BrokerageLink investments are reported at fair value. For the majority of Fidelity BrokerageLink investments the Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1 (equities, mutual funds and government bonds).  The corporate bonds are disclosed in Level 2 since significant inputs are market observable. The certificates of deposit are valued at their certificate balances, which approximate fair value and are disclosed in Level 3 due to the significant inputs being unobservable.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

4.                       FAIR VALUE MEASUREMENTS, Continued

The following tables present the level within the fair value hierarchy at which the Plan’s financial assets are measured on a recurring basis at December 31, 2013 and 2012 (in thousands).

At December 31, 2013	Total	Level 1	Level 2	Level 3

Invested assets
Mutual funds:
Blended funds	$968,124	$968,124	$—	$—
Growth funds	583,632	583,632	—	—
Bond funds	322,350	322,350	—	—
Value funds	300,633	300,633	—	—
International fund	184,811	184,811	—	—
Balanced fund	110,432	110,432	—	—
Money market fund	63,478	63,478	—	—
Collective/common trust funds:
Target funds	654,674	—	654,674	—
International funds	257,500	—	257,500	—
International emerging markets fund	30,654	—	30,654	—
Fully benefit-responsive investment contracts	622,355	—	622,355	—
Common stock	428,278	428,278	—	—
Fidelity BrokerageLink investments:
Common stock	59,373	59,353	20	—
Mutual funds	27,045	27,045	—	—
Interest-bearing cash	19,415	19,415	—	—
Corporate bonds	781	—	781
Certificates of deposit	751	—	—	751
U.S. government securities	411	411	—	—
Preferred stock	328	328	—	—
Other	13	13	—	—
Short-term investments	34,789	34,789	—	—
Total	$4,669,827	$3,103,092	$1,565,984	$751

During the year ended December 31, 2013, the Plan had transfers of $26,000 of common stock in Fidelity BrokerageLink investments from Level 1 to Level 2.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

4.                       FAIR VALUE MEASUREMENTS, Continued

At December 31, 2012	Total	Level 1	Level 2	Level 3

Invested assets
Mutual funds:
Blended funds	$698,055	$698,055	$—	$—
Growth funds	452,376	452,376	—	—
Bond funds	332,850	332,850	—	—
Value funds	227,182	227,182	—	—
International fund	164,904	164,904	—	—
Balanced fund	96,309	96,309	—	—
Money market fund	58,540	58,540	—	—
Collective/common trust funds:
Target funds	495,924	—	495,924	—
International funds	203,752	—	203,752	—
International emerging markets fund	12,298	—	12,298	—
Fully benefit-responsive investment contracts	651,527	—	651,527	—
Common stock	368,391	368,391	—	—
Fidelity BrokerageLink investments:
Common stock	45,162	45,162	—	—
Mutual funds	21,741	21,741	—	—
Interest-bearing cash	15,479	15,479	—	—
Certificates of deposit	655	—	—	655
Corporate bonds	507	—	507	—
U.S. government securities	413	413	—	—
Preferred stock	368	368	—	—
Other	4	4	—	—
Short-term investments	29,789	29,789	—	—
Wrapper contract	116	—	—	116
Total	$3,876,342	$2,511,563	$1,364,008	$771

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

4.                       FAIR VALUE MEASUREMENTS, Continued

The following tables present the changes in the Level 3 fair value category for the years ended December 31, 2013 and 2012:

	Fidelity BrokerageLink Investments — Certificates of Deposit	Wrapper Contract	Total

Balance at December 31, 2012	$655	$116	$771
Net appreciation (depreciation) in fair value of investments	(10)	(116)	(126)
Purchases	669	—	669
Sales	(542)	—	(542)
Withdrawal	(21)	—	(21)

Balance at December 31, 2013	$751	$—	$751

Amount of net appreciation (depreciation) for the period attributable to changes in fair value of assets still held at the reporting date	$(2)	$(116)	$(118)

	Fidelity BrokerageLink Investments — Certificates of Deposit	Wrapper Contract	Total

Balance at December 31, 2011	$1,311	$41	$1,352
Net appreciation (depreciation) in fair value of investments	(21)	75	54
Purchases	287	—	287
Sales	(922)	—	(922)

Balance at December 31, 2012	$655	$116	$771

Amount of net appreciation (depreciation) for the period attributable to changes in fair value of assets still held at the reporting date	$(9)	$75	$66

The Plan had no financial assets that were measured at fair value on a non-recurring basis during the years ended December 31, 2013 and 2012.

5.                       FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS

The Plan’s Stable Value Fund (the Fund) is composed primarily of Synthetic GICs.

Synthetic GICs.  A Synthetic GIC is an investment contract issued by an insurance company or other financial institution, also known as a wrap contract, backed by a portfolio of bonds or other fixed income securities that are owned by the Fund.  The assets underlying the contract are maintained separate from the issuer’s general assets, usually by the Fund’s trustee or a third party custodian.  The contracts are obligated to provide an interest rate not less than zero.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

5.                       FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, Continued

The assets underlying the contracts consist of commingled funds sponsored either by Goldman Sachs Asset Management (GSAM) or Prudential Trust Company.  The fair value of those funds at December 31, 2013 and 2012 (see Note 4) was as follows (in thousands):

At December 31,	2013	2012

2012 Term Fund	$—	$11,678
2013 Term Fund	2,295	70,744
2014 Term Fund	105,500	118,797
2015 Term Fund	124,459	123,604
2016 Term Fund	127,884	150,700
2017 Term Fund	88,023	—
Intermediate Core Fund	105,564	106,320
Prudential Core Conservative Intermediate Bond Fund	68,630	69,684
Total	$622,355	$651,527

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the fair value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a monthly basis.  These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates.  The issuer guarantees that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus credited interest, less withdrawals made under the contract and administrative expenses.

Events Limiting Ability to Receive Contract Value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund; and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.  At this time, the Company does not believe that the occurrence of any events, such as those described above, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Contract Termination.  Synthetic GIC wrap contracts generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the fair value of the underlying assets equals zero.  If the fair value equals zero, the issuer of the wrap contract is obligated to pay the difference between the fair value and the contract value.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

5.                       FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, Continued

If the Fund defaults in its obligations under the contract and the default is not cured within a cure period, the issuer may terminate the contract and the Fund will retain the fair value of the underlying assets as of the date of termination.  The Synthetic GICs generally permit the issuer or investment manager to convert the wrapped portfolio to a declining duration strategy, in which case the contract would terminate at a date that corresponds to the duration of the underlying fixed income portfolio on the date of an amortization election (Amortization Election).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in the fair value equaling or exceeding the contract value of the wrapped portfolio by such termination date.  The Fund may make an Amortization Election if the contract permits the issuer to terminate at fair value, the issuer terminates the contract, and the contract provides for such an Amortization Election.

The Synthetic GICs are placed with financial institutions that have been approved by GSAM Stable Value, LLC’s credit review process. Currently, the Stable Value Fund’s wrap contract issuers have a Standard & Poor’s credit rating of A- or equivalent or higher. Additionally, a minimum Standard & Poor’s average credit rating of AA- or equivalent is required at purchase for the issuers of the underlying fixed income investments.

Average Yield.  The average yield of the contracts is as follows:

For the year ended December 31,	2013	2012

Based on actual earnings	0.95%	0.80%
Based on interest rate credited to participants	1.21%	1.62%

6.                       PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  The following transactions with related parties are specifically exempted from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code:

•                      The Plan invests in funds managed by an affiliate of FMTC, a party-in-interest as defined by ERISA as a result of being trustee of the Plan.

•                      The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party-in-interest with respect to the Plan.

7.                       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon such termination, the Plan administrator may direct the Plan trustee to distribute participant account balances.  Upon termination of the Plan, participant account balances would vest in full.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

DECEMBER 31, 2013 AND 2012

8.                       TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated September 14, 2013, that the Plan as designed is qualified under Section 401(a) of the Internal Revenue Code and the Trust is qualified under Section 501(a) of the Internal Revenue Code.  The Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  At December 31, 2013 and 2012, the Plan had no uncertain tax positions.

9.                       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2013 and December 31, 2012 to Form 5500 (in thousands):

At December 31,	2013	2012

Net assets available for benefits per the financial statements	$4,842,728	$4,028,233
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	6,066	15,575
Net assets available for benefits per the Form 5500	$4,848,794	$4,043,808

The following is a reconciliation of investment income per the financial statements to the Form 5500 (in thousands):

For the year ended December 31,	2013	2012

Total investment income per the financial statements	$787,833	$410,578
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — current year	6,066	15,575
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — prior year	(15,575)	(9,993)
Total investment income per the Form 5500	$778,324	$416,160

Schedule 1

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value

Mutual Funds:
American Beacon Large Cap Value Fund — Institutional Class			5,690,486	$163,601,472
Baron Growth Fund — Institutional Shares			1,342,956	98,196,927
*Fidelity Puritan Fund — Class K			5,204,132	110,431,689
Goldman Sachs Mid Cap Value Fund — Institutional Class			1,896,142	84,245,571
JPMorgan Large Cap Growth Fund — Class R6			10,072,030	322,405,671
Morgan Stanley Institutional Fund Trust: Mid Cap Growth Portfolio — Class I Shares			3,598,085	163,029,211
Neuberger Berman Genesis Fund — Institutional Class			2,626,881	162,603,918
PIMCO Total Return Institutional Fund			6,261,780	66,938,426
Target Small Capitalization Value Portfolio — Class T			1,966,707	52,786,426
Thornburg International Value Fund — Class R6			5,775,328	184,810,491
Vanguard Institutional Index Fund — Institutional Plus Class			3,538,506	598,998,253
Vanguard Mid-Cap Index Fund Institutional Plus			1,145,883	170,014,731
Vanguard Prime Money Market Fund — Institutional Class			63,479,259	63,478,259
Vanguard Small-Cap Index Fund Institutional			692,607	36,507,293
Vanguard Total Bond Market Index Fund — Institutional Plus Class			24,186,725	255,411,817
Total Mutual Funds				2,533,460,155

Collective/Common Trust Funds
SSgA World ex. U.S. Index Non-Lending Series Fund — Class C			17,361,102	257,499,867
SSgA Emerging Markets Index Non-Lending Series Fund — Class C			1,777,356	30,654,056
Vanguard Target Retirement Income Trust I			660,591	28,048,677
Vanguard Target Retirement 2010 Trust I			280,856	11,433,661
Vanguard Target Retirement 2015 Trust I			2,092,146	85,275,858
Vanguard Target Retirement 2020 Trust I			1,926,304	78,419,839
Vanguard Target Retirement 2025 Trust I			3,327,109	133,616,698
Vanguard Target Retirement 2030 Trust I			1,340,813	53,431,383
Vanguard Target Retirement 2035 Trust I			2,021,078	80,964,401
Vanguard Target Retirement 2040 Trust I			1,086,309	44,267,080
Vanguard Target Retirement 2045 Trust I			2,365,457	96,108,498
Vanguard Target Retirement 2050 Trust I			899,897	36,787,801
Vanguard Target Retirement 2055 Trust I			126,656	6,320,126
Total Collective/Common Trust Funds				942,827,945

(continued)

Schedule 1

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value

Fully Benefit-Responsive Investments with Financial Institutions:
Monumental Life Insurance, MDA00987TR:
2013 Term Fund	1.28%	Various	897,327	897,327
2014 Term Fund	1.28%	Various	46,368,097	46,368,097
2015 Term Fund	1.28%	Various	53,542,003	53,542,003
2016 Term Fund	1.28%	Various	54,520,983	54,520,983
2017 Term Fund	1.28%	Various	28,664,811	28,664,811
Total Monumental Life Insurance, MDA00987TR				183,993,221

NATIXIS Financial Products, Inc., 1923-01
2013 Term Fund	1.56%	Various	287,453	287,453
2014 Term Fund	1.56%	Various	9,274,873	9,274,873
2015 Term Fund	1.56%	Various	10,654,864	10,654,864
2016 Term Fund	1.56%	Various	11,189,918	11,189,918
2017 Term Fund	1.56%	Various	8,767,759	8,767,759
Intermediate Core Fund	1.56%	Various	1,122,345	15,863,511
Total NATIXIS Financial Products, Inc., 1923-01				56,038,378

Pacific Life Insurance Company, G-26926.01.0001
2013 Term Fund	1.55%	Various	952,993	952,993
2014 Term Fund	1.55%	Various	30,907,805	30,907,805
2015 Term Fund	1.55%	Various	35,483,350	35,483,350
2016 Term Fund	1.55%	Various	37,300,394	37,300,394
2017 Term Fund	1.55%	Various	29,078,884	29,078,884
Intermediate Core Fund	1.55%	Various	3,736,218	52,808,672
Total Pacific Life Insurance Company, G-26926.01.0001				186,532,098

Prudential Insurance Company of America, GA-63058
2013 Term Fund	1.43%	Various	156,896	156,896
2014 Term Fund	1.43%	Various	18,949,130	18,949,130
2015 Term Fund	1.43%	Various	24,778,753	24,778,753
2016 Term Fund	1.43%	Various	24,872,856	24,872,856
2017 Term Fund	1.43%	Various	21,511,097	21,511,097
Intermediate Core Fund	1.43%	Various	2,610,104	36,891,886
Prudential Core Conservative Int. Bond Fund			68,630,111	68,630,111
Total Prudential Insurance Company of America,GA-63058				195,790,729
Total Fully Benefit-Responsive Investments with Financial Institutions				622,354,426

(continued)

Schedule 1

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value

Common Stock
* The Travelers Companies, Inc.			4,540,196	$411,069,346
Citigroup, Inc.			330,237	17,208,650
Total Common Stock				428,277,996

*Fidelity BrokerageLink Investments				108,117,383

Short-Term Investments:
*Fidelity Management Trust Company, Institutional Cash Portfolio, MM Fund Class 1 Shares	0.04%	Due on Demand		34,788,894

*Notes receivable from participants (1)				85,751,289

Total Investments				$4,755,578,088

See accompanying report of independent registered public accounting firm.

* Parties-in-interest as defined by ERISA.

(1) 12,077 loans, interest rates ranging from 4.25% to 10.50%, 5-year maximum term with the exception of home loans, which have a 20-year maximum term.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TRAVELERS 401(k) SAVINGS PLAN
(The Plan)

Date: June 19, 2014	By:	/s/ John P. Clifford Jr.
John P. Clifford Jr. Executive Vice President, Human Resources and Plan Administrator Member of the Administrative Committee for The Travelers 401(k) Savings Plan